UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of December 2020

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The information in this report, furnished on Form 6-K, shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-177919, 333-180487, 333-187611, 333-194903, 333-203539, 333-211011, 333-214444, 333-215911, 333-219430, 333-233473, 333-226458, 333-233473 and 333-239968) and Form F-3 (File No. 333-250122).

Exercise of Over-Allotment Option for 379,494 ADSs

On December 9, 2020, B. Riley Securities, Inc., as underwriter, exercised an over-allotment option (the “Option”) in full to purchase 379,494 additional American Depositary Shares (“ADSs”) from Sequans Communications S.A. (the “Company”) at a price of $5.17 per ADS for approximate net proceeds, before offering expenses, to the Company of $1,96 million under the Option. The Option closed on December 14, 2020.

For more information regarding the offering, please refer to the Company’s Current Report on Form 6-K furnished on December 10, 2020.

A copy of the legal opinion and consent of Orrick, Herrington & Sutcliffe (Europe) LLP relating to the ordinary shares represented by the ADSs is attached hereto as Exhibit 5.1.

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

5.1	Opinion of Orrick, Herrington & Sutcliffe (Europe) LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date: December 14, 2020	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer